Filed Pursuant to Rule 424(b)(5)
Registration No. 333-138893
Prospectus Supplement
(To Prospectus dated December 11, 2006)
Novavax, Inc.
3,400,000 SHARES
COMMON STOCK
     You should carefully read this prospectus supplement and the accompanying prospectus before you invest. Both documents contain information you should consider before making your investment decision.
     This prospectus supplement relates to the issuance and sale of up to 3,400,000 shares of our common stock through our sales agent, Wm Smith & Co. These sales, if any, will be made pursuant to the terms of an At Market Issuance Sales Agreement entered into between us and our sales agent, the form of which was filed with the Securities and Exchange Commission under a Current Report on Form 8-K dated September 15, 2009 and is incorporated herein by reference. Our sales agreement with Wm Smith is limited to the sale of common stock with gross proceeds aggregating $10,000,000.
     Our common stock is quoted on the NASDAQ Global Market under the symbol “NVAX.” On September 10, 2009, the closing price of our common stock as reported on NASDAQ was $5.98 per share. Sales of shares of our common stock under this prospectus supplement, if any, may be made in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on NASDAQ Global Markets, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The sales agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreeable terms between the sales agent and us.
     Unless we and our sales agent otherwise agree, the commission to the sales agent for sales of common stock sold pursuant to the sales agreement will be 2% of the gross proceeds of the sales price per share. If different than 2%, the amount of any compensation to be received by the sales agent will be disclosed in a separate prospectus supplement for such shares. The net proceeds to us that we receive from sales of our common stock will depend on the number of shares actually sold and the offering price for such shares. Based on the closing price of our common stock on September 10, 2009, because our sales agreement with Wm Smith is limited to the sale of common stock with gross proceeds aggregating $10,000,000, the maximum number of shares we could sell is 1,672,241. If all 3,400,000 shares of common stock were sold at the September 10, 2009 closing sales price, we would receive $20,332,000 in gross proceeds, or $19,925,360 in aggregate net proceeds assuming a sales agent fee of 2%. The actual proceeds to us will vary.
     In connection with the sale of common stock on our behalf, the sales agent may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including liabilities under the Securities Act of 1933.
     Investing in our common stock involves a high degree of risk. Risks associated with an investment in our common stock are described in the section titled “Risk Factors” beginning on page S-5 of this prospectus supplement, which supercede in their entirety the risk factors beginning on page 4 of the accompanying prospectus. You should carefully consider these risk factors before making an investment decision.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Wm Smith & Co.
The date of the Prospectus Supplement is September 15, 2009.

     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as the information that we have filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference herein and therein, is accurate only as of the date of the applicable document. This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.
     This prospectus supplement contains the terms of this offering. This prospectus supplement, along with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the documents incorporated by reference in this prospectus supplement,

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and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede the information in the accompanying prospectus.
     The information contained in this prospectus supplement and the accompanying prospectus is correct only as of the date on the cover, regardless of the date this prospectus supplement was delivered to you or the date on which you acquired any of the shares.

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SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the accompanying prospectus and the documents we have filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference and that are referenced under the section entitled “Where You Can Find More Information”, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding future product development and related clinical trials and future research and development, including Food and Drug Administration approval and product sales. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the following: our ability to progress any product candidates into pre-clinical or clinical trials; the scope, initiation, rate and progress of our preclinical studies and clinical trials and other research and development activities; clinical trial results; even if the data from preclinical studies or clinical trials is positive, the product may not prove to be safe and efficacious; regulatory approval is needed before any vaccines can be sold in or outside the US; the rate and progress of manufacturing scale-up; Novavax’s pilot plant facility is subject to extensive validation and FDA inspections, which may result in delays and increased costs; the success of the Company’s joint ventures and licensing agreements; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; our ability to obtain rights to technology; competition for clinical resources and patient enrollment from drug candidates in development by other companies with greater resources and visibility; our ability to enter into future collaborations with industry partners and the terms, timing and success of any such collaboration; the cost, timing and success of regulatory filings and approvals; our ability to obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity or debt financing or otherwise; general business conditions; competition; business abilities and judgment of personnel; availability of qualified personnel; and other factors referenced herein.
     You should also consider carefully the statements set forth in the section entitled “Risk Factors” and other sections of this prospectus supplement, in the accompanying prospectus, and in the other documents we have filed with the SEC and that are incorporated herein by reference, which address these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

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PROSPECTUS SUPPLEMENT SUMMARY
     This summary only highlights the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. It may not contain all of the information that may be important to you. To fully understand the investment you are contemplating, you should read carefully this entire prospectus supplement, the accompanying prospectus and the detailed information incorporated into each of them by reference before you decide to make an investment. You should pay special attention to the “Risk Factors” section of this prospectus supplement beginning on page S-5 to determine whether an investment in our common stock is appropriate for you. Unless the context otherwise requires, the terms “Novavax,” “we,” “us,” “the company” and “our” refer to Novavax , Inc., a Delaware corporation, together with its subsidiary.
NOVAVAX, INC.
     Novavax, Inc. is a clinical-stage biopharmaceutical company focused on creating differentiated, value-added vaccines that improve upon current preventive options for a range of infectious diseases. These vaccines leverage the Company’s virus-like particle (“VLP”) platform technology coupled with a unique, disposable production technology.
     VLPs are genetically engineered three-dimensional nanostructures, which incorporate immunologically important lipids and recombinant proteins. The Company’s VLPs resemble the virus but lack the genetic material to replicate the virus. Novavax’s proprietary production technology uses insect cells rather than chicken eggs or mammalian cells. The Company’s current product targets include vaccines against the H5N1 and other subtypes of avian influenza with pandemic potential, human seasonal influenza, influenza A (H1N1) virus, Varicella Zoster, which causes shingles, and Respiratory Syncytial Virus (RSV).
     Novavax has made significant progress in the development of its vaccine that targets the H5N1 avian influenza with pandemic potential. In June 2007, the Company released results from an important preclinical study in which ferrets that received Novavax’s pandemic vaccine were protected from a lethal challenge of the H5N1 virus. After filing an Investigational New Drug application (IND), Novavax initiated its Phase I/IIa human clinical trial in July 2007. Novavax released interim human data from the first portion of this clinical trial in December 2007. These interim results demonstrated that Novavax’s pandemic influenza vaccine can generate a protective immune response. The Company conducted the second portion of the Phase I/IIa trial in March 2008 to gather additional subject immunogenicity and safety data and determine a final dose through the completion of this clinical trial. In August 2008, we reported favorable results from this clinical trial, which demonstrated strong neutralizing antibody titers across all three doses tested. A final Clinical Study Report has been completed. The vaccine was well tolerated at all dosages as compared with placebo. No serious adverse events were reported. In February 2009, Novavax announced that the vaccine induced robust hemagglutination inhibition (HAI) responses, which have been shown to be important for protection against influenza disease.
     Novavax also progressed development of its VLP trivalent vaccine that targets seasonal influenza virus. In December 2007, Novavax announced results from a preclinical study in mice. In April 2008, we announced that we received positive results from an immunogenicity study in ferrets inoculated with our trivalent seasonal influenza vaccine candidate. In September 2008, we began Phase II clinical trials to evaluate the safety and immunogenicity of different doses of our seasonal influenza vaccine. In December 2008, we announced favorable safety and immunogenicity results from our Phase IIa seasonal study in healthy adults. We had observed a slightly different safety profile (non-serious adverse events) from our Phase IIa trial of our pandemic VLP vaccine, and thus renewed and analyzed the dose response curve as well as the safety data from the healthy adult seasonal trial. A final Clinical Study Report has been completed. No vaccine-related serious adverse events were reported. In May 2009, the Company enrolled subjects in the second Phase II study of its trivalent seasonal influenza VLP vaccine candidate. In September 2009, the Company announced favorable results from a Phase II human clinical trial of its trivalent seasonal influenza VLP vaccine candidate that supports a planned study in elderly patients in Q4 2009. The Company intends to initiate further clinical trials for its pandemic influenza vaccine, which would be required for regulatory approval, with collaborative partners. The Company entered into a letter of intent with ROVI Pharmaceuticals which, among other things, will support Phase III clinical development, however, a definitive agreement is yet to be finalized.
     The Company has also developed vaccine candidates for both RSV and VZV, both of which are currently being evaluated in preclinical studies. To date, preliminary data have shown that an RSV vaccine candidate has shown positive results in two separate studies with mice. In December 2008, Novavax and the University of Massachusetts jointly announced favorable results from a preclinical study to evaluate the immunogenicity and efficacy of an RSV vaccine candidate in mice. The RSV VLP vaccine induced strong antibody responses against RSV. The Company has licensed exclusive worldwide rights from the University of Massachusetts Medical School to certain technology for the development and commercialization of vaccines. In February 2009, Novavax announced favorable results from an RSV preclinical study performed in mice against the viral fusion (F) protein, which fuses with cells in the respiratory tract and causes illness. The vaccine induced neutralizing antibodies against the viral fusion protein and also protected against RSV infection, reducing the quantity of RSV virus found in the lungs of immunized mice after a challenge with live virus. A VZV vaccine candidate has also induced antibody and T-cell responses. The Company is moving forward with further preclinical development of both vaccines in 2009. In July 2009, the Company announced final selection of a RSV vaccine candidate that will be advanced into additional preclinical studies to support an Investigational New Drug application and can be produced at sufficient yields to allow commercial manufacture.
     The Company has recently announced that it produced a first batch of the influenza A (H1N1) VLP vaccine candidate three weeks after the Centers for Disease Control and Prevention (CDC) announced the genetic sequence of the novel H1N1 virus (the H1N1 virus is commonly referred to as the “swine flu” in the media). Novavax has further announced that the Division of Microbiology and Infectious Diseases (DMID) of the National Institute of Allergy and Infectious Diseases, National Institutes of Health have signed an agreement to cooperate in the evaluation of the VLP vaccine candidate. The purified H1N1 VLP vaccine candidate has been sent to scientists at the CDC and there are discussions with DMID for further studies. In August 2009, the Company announced that it had manufactured a VLP vaccine candidate against the H1N1 virus under current good-manufacturing practices at its new vaccine manufacturing facility in Rockville, MD.
     Importantly, Novavax has developed a unique production process for making its recombinant VLP-based vaccines using portable, disposable manufacturing technology that has advantages over traditional egg-based vaccine manufacturing and other vaccines in development. Because the equipment is both portable and disposable, a facility to produce VLP-based vaccines can be constructed and validated for production use in 12-18 months (depending on the capacity) as compared to current egg-based facilities which can take four or more years to deploy. Our manufacturing technology requires substantially less capital costs than traditional egg-based manufacturing (currently estimated at up to 75% less capital cost). Due to the use of the Company’s proprietary VLP approach in developing recombinant vaccines, the current production yields up to 10 times the yields of traditional egg-based or mammalian cell culture manufacturing are encouraging compared to currently used egg-based vaccines as well as developing mammalian cell growth approaches.
     The following table shows the current stage of each product candidate in Novavax’s vaccine pipeline:

	Discovery	Preclinical	Phase I/IIa	Phase IIb/III
Pandemic Influenza (avian)	√	√	√
Seasonal Influenza	√	√	√
Varicella Zoster (Shingles)	√	√
Respiratory Syncyntial Virus (RSV)	√	√
Influenza A (H1N1) (swine)	√	√
CORPORATE INFORMATION
     Novavax was incorporated in 1987 under the laws of the State of Delaware. Our principal executive offices are located at 9920 Belward Campus Drive, Rockville, Maryland, 20850. Our telephone number is (240) 268-2000 and our website address is www.novavax.com. The contents of our website are not part of this prospectus supplement or accompanying prospectus.

THE OFFERING

Issuer	Novavax, Inc.

Common Stock offered by us pursuant to this prospectus supplement	Up to 3,400,000 shares

Common Stock to be outstanding after this offering if all shares are sold	Up to 96,742,178[1] shares

Maximum Gross Proceeds	$10,000,000

Manner of Offering	Sales of shares of our common stock under this prospectus supplement, if any, may be made in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on NASDAQ Global Markets, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The sales agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreeable terms between the sales agent and us. See “Plan of Distribution.”

Sales agent	Wm Smith & Co.

NASDAQ Symbol	NVAX

Use of Proceeds	The net proceeds of this offering will be added to our general funds and used for pre-clinical studies and clinical trials of our VLP-based vaccines, internal research and development programs, working capital, capital expenditures and other general corporate purposes as further described in this prospectus supplement under the heading “Use of Proceeds.”

1.	The number of shares of common stock to be outstanding after this offering is based on 93,342,178 shares outstanding as of September 10, 2009.

RISK FACTORS
     You should carefully consider the following risk factors in evaluating our business. There are a number of risk factors that could cause our actual results to differ materially from those that are indicated by forward-looking statements. Some of the risks described relate principally to our business and the industry in which we operate. Others relate principally to the securities market and ownership of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. Additional risks and uncertainties that are not yet identified or that we currently deem immaterial may materially harm our business, operating results and financial condition and could result in a complete loss of your investment. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.
RISKS RELATED TO OUR BUSINESS
     We have a history of losses and our future profitability is uncertain.
     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at June 30, 2009 was $253 million. Our net revenues for the last three fiscal years from continuing operations were $1.1 million in 2008, $1.5 million in 2007 and $1.7 million in 2006. We have received a limited amount of related revenue from research contracts, licenses and agreements to provide vaccine candidates, services and technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in significant revenues to offset our expenses. Our net losses for the last three fiscal years were $36.0 million in 2008, $34.8 million in 2007 and $23.1 million in 2006, including discontinued operations.
     Our historical losses have resulted from research and development expenses for our vaccine and drug delivery product candidates, sales and marketing expenses, and manufacturing expenses for Estrasorb, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of Estrasorb since 2004 as we expanded our manufacturing capacity and sales and marketing capabilities. More recently, our losses have increased, and will continue to increase, as a result of higher research and development efforts to support the development of our vaccines, particularly our pandemic and seasonal influenza vaccines.
     We expect to continue to incur significant operating expenses and anticipate that our expenses and losses will increase in the foreseeable future as we seek to:
•	complete Phase II clinical trials for our seasonal flu vaccine;

•	complete our human Phase I/IIa clinical trial for our pandemic flu vaccines;

•	conduct additional preclinical studies for Varicella Zoster and RSV product candidates using our VLP vaccine technology platform;

•	obtain validation from the Food and Drug Administration, as a product manufacturing facility and comply with the FDA’s manufacturing facility requirements;

•	scale up of our manufacturing process for commercial scale and cost efficiency; and

•	maintain, expand and protect our intellectual property portfolio.
     As a result, we expect our cumulative operating losses to increase until such time, if ever, that product sales, licensing fees, royalties, milestones, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
We have limited financial resources and we are not certain that we will be able to maintain our current level of operations or be to able fund the further development of our product candidates.
     We do not expect to generate revenues from product sales, licensing fees, royalties, milestones, contract research or other sources in an amount sufficient to fund our operations for the foreseeable future, and we will therefore use our cash resources and expect to require additional funds to maintain our operations, continue our research and development programs, commence future preclinical studies and clinical trials, seek regulatory approvals and manufacture and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative licensing and development arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, further downsize our general and administrative infrastructure, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of your percentage ownership in the Company which could be substantial. This offering and future offerings also could have a material and adverse effect on the price of our common stock.
The current capital and credit market conditions may adversely affect the company’s access to capital, cost of capital, and ability to execute its business plan as scheduled.
     Access to capital markets is critical to our ability to operate. Traditionally, biopharmaceutical companies have funded their research and development expenditures through raising capital in the equity markets. Declines and uncertainties in these markets over the past year have severely restricted raising new capital and have affected companies’ ability to continue to expand or fund existing research and development efforts. We require significant capital for research and development for our product candidates and clinical trials. The general economic and capital market conditions, both in the United States and worldwide have deteriorated significantly and have adversely affected our access to capital and increased the cost of capital, and there is no certainty that a recovery in the capital and credit markets, enabling us to raise capital, will occur in the 2009 fiscal year or anytime in the foreseeable future. If these economic conditions continue or become worse, the Company’s future cost of equity or debt capital and access to the capital markets could be adversely affected. In addition, an inability by the Company to access the capital markets on favorable terms due to our low stock price, or upon our delisting from the NASDAQ Global Market if we fail to satisfy a listing requirement, could affect our ability to execute our business plan as scheduled. Moreover, we rely and intend to rely on third-parties, including our clinical research organizations, third-party manufacturers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third-parties are unable to adequately satisfy their contractual commitments to us in a timely manner, our business could be adversely affected.

We are limited in our ability to raise additional capital and any additional sale of common stock could be significantly dilutive to existing stockholders.
     We will need to engage in additional capital raising activities in the near term, even if we sell all shares offered herein. Current economic and market conditions significantly restrict our ability to raise capital through common stock sales and additional indebtedness. Due to these and other conditions, we may not be able to sell shares of our common stock at a price favorable to us or we may need to sell a large block of stock to raise sufficient capital or be able to sell any stock at all. The sale of common stock would cause an immediate equity dilution for existing stockholders which could be substantial. This may depress the market price of our common stock and further impair our ability to raise additional capital by selling our common stock.
A portion of our investments are auction rate securities which present potential liquidity concerns.
     As of June 30, 2009, we had $8.1 million invested in auction rate securities, which were classified as short-term investments available for sale and carried at their estimated fair value of $6.0 million. Auction rate securities are long-term debt instruments that provide liquidity through a competitive bidding process known as a “Dutch Auction” that resets the applicable interest rates at pre-determined calendar intervals. Due to recent uncertainties in the credit markets, we may be unable to liquidate some or all of our auction rate securities when we are in need of the cash to fund operations at prices that are acceptable to us. Even if we are able to liquidate the investments, the sales may be at a loss. In addition, given the complexity of auction rate securities and their valuations, our estimates of their fair value may differ from the actual amount we would be able to collect in the ultimate sale. It is uncertain as to when the liquidity issues relating to these investments will improve.
Novavax’s collaborations with Cadila Pharmaceuticals and ROVI Pharmaceuticals expose the Company to additional risks associated with doing business outside the United States, and any adverse event could have a material negative impact on operations.
     On March 31, 2009, we and Cadila Pharmaceuticals Ltd., a company incorporated under the laws of India (“Cadila”) entered into a Joint Venture Agreement (the “JVA”) pursuant to which we and Cadila formed CPL Biologicals Limited, a joint venture (the “JV”), of which 80% is owned by Cadila and 20% is owned by us. The JV will develop and commercialize our seasonal influenza VLP based vaccine candidate and Cadila’s therapeutic vaccine candidates against cancer as well as its adjuvants, biogeneric products and other diagnostic products for the territory of India. We also contributed to the JV technology for the development of several other VLP vaccine candidates against diseases of public health concern in the territory, such as hepatitis E and chikungunya fever. Cadila has committed to contribute approximately $8 million over three years to support the JV’s operations. The JV will be responsible for clinical testing and registration of products that will be marketed and sold in India.
     On June 30, 2009, we announced our initial agreement to license our VLP vaccine technology to ROVI Pharmaceuticals of Spain (“ROVI”). ROVI will use the VLP technology to create a comprehensive influenza vaccine solution for the Spanish government under a new 60 million-euro program sponsored and led by the Spanish Ministry of Health and other government groups to develop pandemic and seasonal flu vaccines and establish its only in-border facility.
     The Company may enter into other agreements with companies or governments in other countries around the world. Risks of conducting business outside the United States include:

•	Multiple regulatory requirements could affect the ability to develop, manufacture and sell products in such local markets;

•	Compliance with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;

•	Trade protections measures and import and export licensing requirements;

•	Different labor regulations;

•	Changes in environmental, health and safety laws;

•	Potentially negative consequences from changes in or interpretations of tax laws;

•	Political instability and actual or anticipated military or potential conflicts;

•	Economic instability, inflation, recession, and interest rate fluctuations;

•	Minimal or diminished protection of intellectual property in some countries; and

•	Possible nationalization and expropriation.
     These risks, individually or in the aggregate, could have a material adverse effect on our business, financial conditions, results of operations and cash flows.
We have repositioned ourselves from a specialty pharmaceutical company and face all the risks inherent in the implementation of a new business strategy.
     In 2005, we changed the focus of the Company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary virus-like particle vaccine technology platform. We cannot predict whether we will be successful in implementing our new business strategy.
     We focus our research and development activities on vaccines, an area in which we have particular strengths and a technology that appears promising. The outcome of any research and development program is highly uncertain. Only a small fraction of biotechnology development programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious or that it raises safety concerns or has other side effects that outweigh its intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, accelerating cumulative losses, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, which may otherwise prevent successful commercialization.
Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
     The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:

•	research and development;

•	preclinical testing;

•	designing and implementing clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.
     Principal competitive factors in our industry include:
•	the quality and breadth of an organization’s technology;

•	management of the organization and the execution of the organization’s strategy;

•	the skill and experience of an organization’s employees and its ability to recruit and retain skilled and experienced employees;

•	an organization’s intellectual property portfolio;

•	the range of capabilities, from target identification and validation to drug discovery and development to manufacturing and marketing; and

•	the availability of substantial capital resources to fund discovery, development and commercialization activities.
     Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Novartis, Inc., Sanofi Pasteur, Inc. and MedImmune Inc. (a subsidiary of Astra-Zeneca, Inc.), among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and clinical trials, obtaining regulatory approvals to market products, and manufacturing such products on a broad scale and marketing approved products.
     There are many seasonal flu vaccines currently approved and marketed. Competition in the sale of these seasonal flu vaccines is intense. Therefore, newly developed and approved products must be differentiated from existing vaccines in order to have commercial success. In order to show differentiation in the seasonal flu space, a product must be more efficacious, particularly in the elderly population, and/or be less expensive and quicker to manufacture. Many of our competitors are working on new products and new generations of current products, often by adding an adjuvant that is used to increase the efficacy of the current product, each of which is intended to be more efficacious than products currently being marketed. Our seasonal flu product may not prove to be more efficacious than current products or products under development by our competitors. Further, our manufacturing system may not provide enough savings of time or money to provide the required differentiation for commercial success.
     Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. As these companies develop their technologies, they may develop proprietary positions, which may prevent or limit our product development and commercialization efforts. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeed in obtaining approval from the FDA or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
     In order to effectively compete, we will have to make substantial investments in development, testing, manufacturing and sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
If we lose or are unable to attract key management or other personnel, we may experience delays in product development.
     We depend on our senior executive officers as well as key scientific and other personnel. The loss of these individuals could harm our business and significantly delay or prevent the achievement of research, development or business objectives. We may not be able to attract qualified individuals for key management or other personnel positions on terms acceptable to us. We have not purchased key-man life insurance on any of our executive officers or key personnel, and therefore may not have adequate funds to find acceptable replacements for them. Competition for qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products.
     We also rely from time-to-time on outside advisors who assist us in formulating our research and development and clinical strategy. We may not be able to attract and retain these individuals on acceptable terms, which could have a material adverse effect on our business, financial condition and results of operations.
     We have experienced significant management turnover.
     Our current President and Chief Executive Officer, Rahul Singhvi, assumed this responsibility in August 2005. Most of our executive officers have joined us since that time, including our current Chief Financial Officer, Vice President and Treasurer, Frederick W. Discoll, who was appointed by the Board of Directors in August 2009. This lack of management continuity, and the resulting lack of long-term history with our Company, could result in operational and administrative inefficiencies and added costs. If we were to experience additional turnover at the executive level, these risks would be exacerbated.
     We may have product liability exposure.
     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is relatively expensive, and the market pricing can significantly fluctuate. Therefore, we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy all liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable items, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.

     Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for our products;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to subjects or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.
There are outstanding loans owed by certain of our former directors, which if not repaid, would result in a loss to the Company.
     We have two outstanding notes to former directors which are secured by shares of our common stock. The notes were initially due upon the earlier of (a) the date the individual ceased to be a director of Novavax, (b) in whole or in part, to the extent of net proceeds on the date on which the director sold all or a portion of the pledged shares, or (c) March 21, 2007.
     In May 2006, one of these directors resigned from the Company’s Board of Directors. Following his resignation, we approved an extension of the former director’s $448,000 note to December 31, 2007 or earlier to the extent of the net proceeds of the pledged shares. In connection with this extension, the former director executed a general release of all claims against the Company. On May 7, 2008, the Company and the former director entered into an Amended and Restated Promissory Note and an Amended and Restated Pledge Agreement (the “Amendment”). The Amendment restates the entire amount outstanding as of December 31, 2007, including accrued interest, or $578,848, as the new outstanding principal amount. Furthermore, the Amendment further extended the maturity date of the note to June 30, 2009, permitted the Company to sell the pledged shares if the market price of the common stock exceeds certain targets, increased the interest rate to 8.0% and stipulated quarterly payments beginning on June 30, 2008. The Company received a first payment of $50,000 in July 2008 and a second payment of $5,000 in October 2008, with a balance due by December 31, 2008 of $45,000. In January 2009, the Company received an additional payment of $10,000. The note is currently in default.
     In March 2007, the second director resigned from the Board of Directors before the maturity date. In an agreement dated May 7, 2007, the Board agreed to extend the note that was due March 21, 2007 to June 30, 2009 and secured additional collateral in the form of a lien on certain outstanding stock options. Also under the May 7, 2007 agreement, we have the right to exercise the stock options, sell the acquired shares and the other shares held as collateral and use the proceeds to pay the debt, if the share price exceeds a certain target at any time during the period between May 7, 2007 and June 30, 2009. The note continues to accrue interest at 5.07% per annum and continues to be secured by 166,666 shares of common stock owned by the former director. The note is currently in default.
     We are uncertain about the collectability of these notes. We do not know if the price of our common stock will reach the target prices allowing us to realize on the pledged collateral. Even if we are able to sell some or all of the pledged shares, we may not recover the full amount outstanding under either note. We continue to actively work with these two individuals to collect the amounts outstanding and reserve our rights to legal remedies available to us. There are no assurances that the former directors will be able to repay the notes when due under the terms of the current agreements.
     We may not be able to win government, academic institution or non-profit grants.
     From time to time, we may apply for grants from academic institutions, government agencies and non-profit entities. Such grants can be highly attractive because they provide capital to fund the ongoing development of our technologies and product candidates without diluting our stockholders. However, there is often significant competition for these grants. Grantors may have requirements to apply for or to otherwise be eligible to receive certain grants that our competitors may be able to satisfy that we cannot. In addition, grantors may make arbitrary decisions as to whether to make grants, to whom the grants will be awarded and the size of the grants to each awardee. Therefore, we may not be able to win grants.
Current economic conditions and capital markets are in a period of disruption and instability which could adversely affect our ability to raise capital and may adversely affect our business and liquidity.
     The current economic conditions and related capital markets may have a negative impact on our ability to access the capital markets, and thus have a negative impact on our business and liquidity. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets has led to an extended worldwide recession. We may face significant challenges in selling shares of common stock or in obtaining debt financing if conditions in the capital markets do not improve.
     If we are not able to enter into a collaborative licensing and development arrangement with a third party or win a government grant, we will need to raise money through additional debt or equity offerings, even if we sell all of the shares offered herein. Our ability to access the capital markets may be severely restricted at a time when we are accessing such markets, which would have a negative impact on our business plans, including our pre-clinical studies and clinical trial schedules and other research and development activities. Even if we are able to raise additional capital, it may not be at a price or on terms that are favorable to us and it may cause a substantial dilution to our existing stockholders. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.
Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.
     If we are unable to partner with a third party to advance the development of one or more of our vaccine candidates, we will need to raise money through additional debt or equity financings even if we sell all shares offered herein. To the extent that we raise additional capital by issuing equity securities, our stockholders will experience immediate dilution which may be significant. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. In addition, current economic conditions may also negatively affect the desire or ability of potential collaborators to enter into transactions with us. They may also have to delay or cancel research and development projects or reduce their overall budgets.

Global credit and financial market conditions could negatively impact the value of our current portfolio of cash equivalents or short-term investments and our ability to meet our financing objectives.
     Our short-term investments consist primarily of auction rate securities and are classified as available for sale. While as of the date of this filing, we have recorded a reduction in the value of these securities due to their illiquidity of approximately $2.1 million, we cannot assure you that further deterioration in conditions of the global credit and financial markets will not occur. Such a deterioration could negatively impact our current portfolio of cash equivalents or short-term investments or our ability to meet our financing objectives. As described above under “A portion of our investments are auction rate securities which present potential liquidity concerns.”, we hold some auction rate securities that could have additional liquidity concerns.
PRODUCT DEVELOPMENT RISKS
Because our vaccine product development efforts depend on new and rapidly evolving technologies, we cannot be certain that our efforts will be successful.
     Our vaccine work depends on new, rapidly evolving technologies and on the marketability and profitability of our products. Commercialization of our vaccine products could fail for a variety of reasons, and include the possibility that:
•	our VLP technology, any or all of the products based on VLP technology or our proprietary manufacturing process will be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances;

•	the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market;

•	we will fail to have our Good Manufacturing Practices pilot plant validated or that the plant will fail to continue to pass regulatory inspections;

•	proprietary rights of third parties will prevent us or our collaborators from exploiting technologies or marketing products; and

•	third party competitors will gain greater market share due to superior products or marketing capabilities.
We have not completed the development of vaccine products and we may not succeed in obtaining the FDA approval necessary to sell additional products.
     The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. We also have product candidates in human clinical trials and preclinical laboratory or animal studies.
     The steps required by the FDA before our proposed investigational products may be marketed in the United States include:
•	performance of preclinical (animal and laboratory) tests;

•	submissions to the FDA of an IND which must become effective before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the investigational product in the intended target population;

•	performance of a consistent and reproducible manufacturing process intended for commercial use;

•	submission to the FDA of a BLA or a New Drug Application (“NDA”); and

•	FDA approval of the BLA or NDA before any commercial sale or shipment of the product.
     The processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. The start of clinical trials can be delayed or take longer than anticipated for many and varied reasons, many of which are out of our control. Safety concerns may emerge that could lengthen the ongoing trials or require additional trials to be conducted. Regulatory authorities may also require additional testing, and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues will be limited and our business will be adversely affected.
We must identify products and product candidates for development with our VLP technology and establish successful third-party relationships.
     The near and long-term viability of our vaccine product candidates will depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. Establishing strategic collaborations and obtaining government funding is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest, our products’ ability to address these areas or other reasons beyond our expectations or control. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not be able to commercialize our vaccine product candidate or generate sufficient revenue to fund further research and development efforts.
     Even if we establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any vaccine product candidates for several reasons, including the fact that:
•	we may not have the ability to control the activities of our partner and cannot provide assurance that they will fulfill their obligations to us, including with respect to the license, development and commercialization of products and product candidates, in a timely manner or at all;

•	such partners may not devote sufficient resources to our products and product candidates or properly maintain or defend our intellectual property rights;

•	any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our products and product candidates, and affect our ability to realize product revenues; and

•	disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities.
     Our collaborators will be subject to the same regulatory approval of the manufacturing facility and process as Novavax. Before we could begin commercial manufacturing of any of our product candidates, we and our collaborators must pass a pre-approval inspection before FDA approval and comply with the FDA’s current Good Manufacturing Practices. If our collaborators fail to comply with these requirements, our product candidates would not be approved. If our collaborators fail to comply with these requirements after approval, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our products.
     If we or our partners fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our lack of sales, marketing and distribution capabilities, significantly delay the commercialization of products and product candidates.
Because we depend on third parties to conduct some of our laboratory testing and human studies, we may encounter delays in or lose some control over our efforts to develop products.
     We are dependent on third-party research organizations to conduct some of our laboratory testing and human studies. If we are unable to obtain any necessary testing services on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on third parties for laboratory testing and human studies, we may lose some control over these activities and become too dependent upon these parties. These third parties may not complete testing activities on schedule or when we request. We may not be able to secure and maintain suitable research organizations to conduct our laboratory testing and human studies. We are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities of clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.

     Our relationship with GE Healthcare may not be profitable.
     We have entered into a co-marketing agreement with GE Healthcare to co-market a pandemic influenza vaccine solution to select international countries. The collaboration incorporates GE Healthcare’s bioprocess solutions and design expertise with Novavax’s VLP manufacturing platform. We cannot predict when, if at all, we will be able to successfully negotiate a definitive agreement with a target country. Even if we do enter into a definitive agreement, it may not result in significant revenues.
Even though we have received governmental support in the past, we may not continue to receive support at the same level or at all.
     The United States government, through its various agencies, has provided grants to fund certain research and development efforts. There can be no assurances that the Company will continue to receive the same level of funding from the United States government, if at all.
If we are unable to manufacture our vaccines in sufficient quantities or are unable to obtain regulatory approvals for a manufacturing facility for our vaccines, we may experience delays in product development and clinical trials.
     Completion of our clinical trials and commercialization of our vaccine product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have limited experience manufacturing any of our product candidates in the volumes that will be necessary to support large-scale clinical trials or commercial sales. Efforts to establish capabilities may not meet initial expectations as to scheduling, reproducibility, yield, purity, cost, potency or quality.
     If we are unable to manufacture our product candidates in clinical quantities or, when necessary, in commercial quantities, then we will need to rely on third parties to manufacture compounds for clinical and commercial purposes. These third-party manufacturers must also receive FDA approval before they can produce clinical material or commercial products. Our vaccines may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority. In addition, we may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, or on a timely basis. In addition, we would have to enter into a technical transfer agreement and share our know-how with the third party manufacturer.
We rely on a limited number of suppliers for some of our manufacturing materials. Any problems experienced by any of these suppliers could negatively affect our operations.
     We rely on third-party suppliers and vendors for some of the materials used in the manufacture of our product candidates. For supply of early clinical trial materials, we rely on a limited number of suppliers. Any significant problem experienced by one of our suppliers could result in a delay or interruption in the supply of materials to us until such supplier resolves the problem or an alternative source of supply is located. We have limited experience with alternative sources of raw materials. Any delay or interruption could negatively affect our operations.
We have limited marketing capabilities, and if we are unable to enter into collaborations with marketing partners or develop our own sales and marketing capability, we may not be successful in commercializing any approved products.
     We currently have no sales, marketing or distribution capabilities. As a result, we will depend on collaborations with third parties that have established distribution systems and sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control. If we are unable to reach and maintain agreements with one or more pharmaceutical companies or collaborators, we may be required to market our products directly. Developing a marketing and sale force is expensive and time consuming and could delay a product launch. We cannot be certain that we will be able to attract and retain qualified sales personnel or otherwise develop this capability.
Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.
     Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third party payers such as health insurance companies and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, including:
•	Our ability to provide acceptable evidence of safety and efficacy;

•	The prevalence and severity of adverse side effects;

•	Availability, relative cost and relative efficacy of alternative and competing treatments;

•	The effectiveness of our marketing and distribution strategy;

•	Publicity concerning our products or competing products and treatments; and

•	Our ability to obtain sufficient third party insurance coverage or reimbursement.
     If our product candidates do not become widely accepted by physicians, patients, third party payers and other members of the medical community, our business, financial condition and results of operations would be materially and adversely affected.
If reforms in the health care industry make reimbursement for our potential products less likely, the market for our potential products will be reduced, and we could lose potential sources of revenue.
     Our successes may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payers such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payers to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. Similar federal or state health care legislation may be adopted in the future and any products that we or our collaborators seek to commercialize may not be considered cost-effective. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could cause our corporate collaborators to be less willing or able to pursue research and development programs related to our product candidates.

REGULATORY RISKS
We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
     Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities, losing any potential marketing advantage of being early to market and increased trial costs. The speed with which we begin and complete our preclinical trials necessary to begin human studies, human clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	our ability to manufacture or obtain sufficient quantities of materials for use in necessary preclinical studies and clinical trials;

•	prior regulatory agency review and approval;

•	Institutional Review Board approval of the protocol and the informed consent form;

•	the rate of subject or patient enrollment and retention, which is a function of many factors, including the size of the subject or patient population, the proximity of subjects and patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent further studies or regulatory approval;

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications; and

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development.
     We have limited experience in conducting and managing the preclinical studies and clinical trials necessary to obtain regulatory marketing approvals. We may not be permitted to continue or commence additional clinical trials. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or clinical trials of similar products, or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.
     Regulatory agencies may require us or our collaborators to delay, restrict or discontinue clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. In addition, we or our collaborators may be unable to submit applications to regulatory agencies within the time frame we currently expect. Once submitted, applications must be approved by various regulatory agencies before we or our collaborators can commercialize the product described in the application. All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of such clinical trials. Any unanticipated costs or delays in our clinical studies could delay our ability to generate revenues and harm our financial condition and results of operations.

Even if regulatory approval is received for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market.
     Even if a product gains regulatory approval, such approval is likely to limit the indicated uses for which it may be marketed, and the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, substantial fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
     We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot provide assurance that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products internationally.
     We intend to have our product candidates marketed outside the United States. In order to market our products in the European Union, Asia and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, we have not filed for marketing approval for any of our products candidates and may not receive the approvals necessary to commercialize our product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in foreign jurisdictions could harm our business.
Because we are subject to environmental, health and safety laws, we may be unable to conduct our business in the most advantageous manner.
     We are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, emissions and wastewater discharges, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research, including infectious disease agents. We also cannot accurately predict the extent of regulations that might result from any future legislative or administrative action. Any of these laws or regulations could cause us to incur additional expense or restrict our operations.

     Our facility in Maryland is subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, microorganisms and various hazardous compounds used in connection with our research and development activities. In the United States, these laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.
     Although we have general liability insurance, these policies contain exclusions from insurance against claims arising from pollution from chemical or pollution from conditions arising from our operations. Our collaborators are working with these types of hazardous materials in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury we or our collaborators cause to persons or property by exposure to, or release of, any hazardous materials. However, we believe that we are currently in compliance with all applicable environmental and occupational health and safety regulations.
INTELLECTUAL PROPERTY RISKS
     Our success depends on our ability to maintain the proprietary nature of our technology.
     Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or allowing third parties infringe our rights. We currently have or have rights to over 99 United States patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals and biologics involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
     There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
     Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information.
If we infringe or are alleged to infringe the intellectual property rights of third parties, it will adversely affect our business, financial condition and results of operations.
     Our research, development and commercialization activities, including any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents owned by third parties and to which we do not hold licenses or other rights. There may be rights we are not aware of, including applications that have been filed but not published that, when issued, could be asserted against us. These third parties could bring claims against us, and that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or biologic drug candidate that is the subject of the suit.
     As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. All of the issues described above could also impact our collaborators, which would also impact the success of the collaboration and therefore us.
     There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology.
We may become involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time consuming.
     Competitors may infringe our patents or the patents of our collaborators or licensors. As a result, we may be required to file infringement claims to counter infringement for unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at the risk of not issuing.
     Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.
     Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.
We may need to license intellectual property from third parties and if our right to use the intellectual property we license is affected, our ability to develop and commercialize our product candidates may be harmed.
     We expect that we will need to license intellectual property from third parties in the future and that these licenses will be material to our business. We will not own the patents or patent applications that underlie these licenses, and we will not control the enforcement of the patents. We will rely upon our licensors to properly prosecute and file those patent applications and prevent infringement of those patents.
     Our license agreement with Wyeth Holdings Corporation, which gives us rights to a family of patent applications covering VLP technology for use in human vaccines in certain fields of use, is non-exclusive. These applications are very significant to our business. Payments since inception, under this agreement, have aggregated $5.1 million as of June 30, 2009. If each milestone is achieved for any particular product candidate, we would be obligated to pay an aggregate of $14 million to Wyeth Holdings for each product candidate developed and commercialized under the agreement. Achievement of each milestone is subject to many risks, including those described in these “Risk Factors.” Annual license maintenance fees under the Wyeth Holdings agreement aggregate $0.3 million per year. Our license with the University of Massachusetts gives us exclusive rights to develop and commercialize vaccines incorporating certain virus-like particles for use in human vaccines.
     While many of the licenses under which we have rights provide us with rights in specified fields, the scope of our rights under these and other licenses may be subject to dispute by our licensors or third parties. In addition, our rights to use these technologies and practice the inventions claimed in the licensed patents and patent applications are subject to our licensors abiding by the terms of those licenses and not terminating them. Any of our licenses may be terminated by the licensor if we are in breach of a term or condition of the license agreement, or in certain other circumstances.
     Our product candidates and potential product candidates will require several components that may each be the subject of a license agreement. The cumulative license fees and royalties for these components may make the commercialization of these product candidates uneconomical.
If patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.
     Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the United States and other important markets outside the United States, such as Europe and Japan. Foreign markets may not provide the same level of patent protection as provided under the United States patent system. We expect that litigation or administrative proceedings will likely be necessary to determine the validity and scope of certain of our and others’ proprietary rights. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign our products to avoid infringing the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in, or different interpretations of, patent laws in the United States and other countries may result in patent laws that allow others to use our discoveries or develop and commercialize our products. We cannot provide assurance that the patents we obtain or the unpatented technology we hold will afford us significant commercial protection.
RISKS RELATED TO OUR COMMON STOCK AND ORGANIZATIONAL STRUCTURE
Because our stock price has been and will likely continue to be volatile, the market price of our common stock may be lower or more volatile than expected.
     Our stock price has been highly volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. From January 1, 2009 through September 10, 2009, the closing price of our common stock has been as low as $0.56 per share and as high as $6.65 per share. The market price of our common stock may be influenced by many factors, including:
•	future announcements about our Company or our collaborators or competitors, including the results of testing, technological innovations or new commercial products;

•	clinical trial results;

•	depletion of our cash reserves;

•	sale of equity securities or issuance of additional debt;

•	announcement by us of significant strategic partnerships, collaborations, joint ventures, capital commitments or acquisitions;

•	changes in government regulations;

•	developments in our relationships with our collaboration partners;

•	announcements relating to health care reform and reimbursement levels for new drugs;

•	sales of substantial amounts of our stock by existing stockholders (including stock by insiders or 5% stockholders);

•	development, spread or new announcements related to pandemic influenza, including H1N1 (swine) flu;

•	litigation;

•	public concern as to the safety of our products;

•	significant set-backs or concerns with the industry or the market as a whole; and

•	the other factors described in this “Risk Factors” section.
     The stock market has experienced extreme price and volume fluctuation that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of our common stock to be lower or more volatile than expected.

We have never paid dividends on our capital stock, and we do not anticipate paying any such dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are paid, if at all.
Provisions of our Certificate of Incorporation and By-laws, Delaware law, and our Shareholder Rights Plan could delay or prevent the acquisition of the Company, even if such acquisition would be beneficial to stockholders, and could impede changes in our Board.
     Our organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, the Company. We have also adopted a shareholder rights plan, or “poison pill,” that empowers our Board to delay or negotiate, and thereby possibly thwart, any tender offer or takeover attempt the Board opposes. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of our Board in any one year. These provisions include the right of the Board to issue preferred stock with rights senior to those of common stock without any further vote or action by stockholders, the existence of a staggered Board with three classes of directors serving staggered three-year terms and advance notice requirements for stockholders to nominate directors and make proposals.
     The Company also is afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless advance board or stockholder approval was obtained.
     Any delay or prevention of a change of control transaction or changes in our Board of Director or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
USE OF PROCEEDS
     We currently intend to use the net proceeds from this offering for a variety of corporate uses, including pre-clinical and clinical studies of our VLP-based vaccines, internal research and development programs, working capital, capital expenditures and other general corporate purposes.
     At this time, we have not determined the approximate amount of net proceeds that will be allocated to each of the uses of proceeds stated above. In addition, we may use the net proceeds we receive from this offering for a variety of other corporate uses, including in-licenses or acquisitions of other products, technologies or companies, although we currently have no commitments or agreements for any such transactions. Our management will retain broad discretion as to the allocation of the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the proceeds in highly liquid, investment-grade securities and money market funds.
DILUTION
     If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value of our common stock as of

June 30, 2009 was approximately $26.6 million, or approximately $0.30 per share of common stock based upon 88,774,168 shares outstanding. Net tangible book value per share is equal to our total tangible assets, less our total liabilities, divided by the total number of shares outstanding as of June 30, 2009. While 3,400,000 shares are offered hereunder, our sales agreement with Wm Smith is limited to the sale of common stock with gross proceeds aggregating $10,000,000. Based on our closing price on September 10, 2009, the maximum number of shares we could sell is 1,672,241. Assuming 1,672,241 shares offered hereunder are sold and after giving effect to such sale, our as-adjusted net tangible book value would have been approximately $36.6 million, or approximately $0.40 per share of common stock based upon 92,174,168 shares outstanding. This represents an immediate increase in net tangible book value of $0.10 per share to our existing stockholders and an immediate dilution in net tangible book value of $5.58 per share to new investors. The following table illustrates this calculation on a per share basis:

Price per share	$5.98	[1]

Net tangible book value per share as of June 30, 2009	$0.30

Increase in net tangible book value per share attributable to the offering[2]	$0.10

As-adjusted net tangible book value per share after giving effect to the offering[2]	$0.40

Dilution in net tangible book value per share to new investors	$5.58

1.	Assuming a purchase price of $5.98, the closing price of our common stock on September 10, 2009.

2.	While we are offering up to 3,400,000 shares hereunder, our sales agreement with Wm Smith is limited to the sale of common stock with gross proceeds aggregating $10,000,000. Based on the closing price of our common stock on September 10, 2009, the maximum number of shares we could sell is 1,672,241.
     The foregoing table excludes the following, each stated as of June 30, 2009:
•	3,808,200 shares of our common stock issuable upon the exercise of exercisable stock options at a weighted average exercise price of $3.37 per share;

•	2,576,356 shares of our common stock issuable upon the exercise of outstanding stock options that are not exercisable;

•	3,343,325 shares of common stock issuable upon the exercise of warrants at an exercise price of $3.62 per share; and

•	2,834,850 shares of common stock reserved for future issuance under our stock plans.

PLAN OF DISTRIBUTION
     We have entered into a sales agreement, dated as of September 15, 2009, with Wm Smith & Co. (“Wm Smith”), under which we may sell an aggregate of $10,000,000 in gross proceeds of our common stock from time to time through Wm Smith, as our agent for the offer and sale of the common stock. Based on the trading price of our common stock, we may not be able to sell all 3,400,000 shares offered herein or we may not be able to raise the full $10,000,000 in gross proceeds permitted under the sales agreement. Wm Smith may sell the common stock by any method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act, including without limitation sales made directly on NASDAQ Global Market, on any other existing trading market for the common stock or to or through a market maker. Wm Smith may also sell the common stock in privately negotiated transactions, subject to our prior approval.
     Each time that we wish to issue and sell common stock under the sales agreement, we will provide Wm Smith with a placement notice describing the number of shares to be issued, the time period during which sales are requested to be made, any limitation on the number of shares of common stock that may be sold in any one day and any minimum price below which sales may not be made.
     Upon receipt of a placement notice from us, and subject to the terms and conditions of the sales agreement, Wm Smith has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The settlement between us and Wm Smith of our common stock will occur on the third trading day following the date on which the sale was made. The obligation of Wm Smith under the sales agreement to sell our common stock pursuant to a placement notice is subject to a number of conditions.
     We will pay Wm Smith a commission equal to 2% of the gross proceeds of the sales price of all common stock sold through it as sales agent under the sales agreement. Based on the closing price of our common stock on September 10, 2009, because our sales agreement with Wm Smith is limited to the sale of common stock with gross proceeds aggregating $10,000,000, the maximum number of shares we could sell is 1,672,241. If all 3,400,000 shares of common stock were sold at the September 10, 2009 closing sales price, we would receive $20,322,000 in gross proceeds, or $19,925,360 in aggregate net proceeds assuming a sales agent fee of 2%. The actual proceeds to us will vary. Because there is no minimum offering amount required as a condition to the closing, the actual total may be less than the maximum amount set forth above.
     In connection with the sale of our common stock contemplated in this prospectus supplement, Wm Smith may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation paid to Wm Smith may be deemed to be underwriting commissions or discounts. We have agreed to indemnify Wm Smith against certain civil liabilities, including liabilities under the Securities Act of 1933.
     Sales of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Wm Smith may agree upon.
     The offering of our common stock pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of our common stock subject to the sales agreement, or (2) termination of the sales agreement by us or Wm Smith. Wm Smith may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in Wm Smith’s reasonable judgment, may impair its ability to sell the common stock, our failure to satisfy any condition under of the sales agreement or a suspension or limitation of trading of our common stock on NASDAQ. We may terminate the sales agreement at any time upon 30 days prior notice, and Wm Smith may terminate the sales agreement at any time upon 60 days prior notice.
     This is a brief summary of the material provisions of the sales agreement and does not purport to be a complete statement of its terms and conditions. A copy of the sales agreement is filed with the SEC and incorporated by reference into the registration statement of which this prospectus supplement forms a part. See “Where You Can Find More Information” on page S-27.
LEGAL MATTERS
     Certain legal matters with respect to the securities offered hereby have been passed upon by Ballard Spahr LLP.
EXPERTS
     Grant Thornton LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 are incorporated by reference in reliance upon the reports of Grant Thornton LLP, upon the authority of said firm as experts in accounting and auditing in giving said reports.
LIMITATION OF LIABILITY AND INDEMNIFICATION
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the SEC’s opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our website address is www.novavax.com. However, information on our website will not be considered a part of this prospectus supplement or the accompanying prospectus.
INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and the information we file later with the SEC prior to the completion of this offering will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed, provided however that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents that we are incorporating by reference are:
•	Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 31, 2009;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders to be held on May 13, 2009, as filed with the SEC on April 16, 2009; and

•	Current Reports on Form 8-K filed on January 5, 2009, January 13, 2009, January 15, 2009, February 9, 2009, February 20, 2009, March 31, 2009 (Item 1.01 only), April 2, 2009, April 29, 2009, May 22, 2009, June 26, 2009, June 30, 2009, July 15, 2009, July 21, 2009, July 22, 2009, and August 7, 2009 (Item 5.02 only); and

•	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995.
     You may request a copy of these filings at no cost by writing or telephoning Investor Relations at the following address and telephone number:
Novavax, Inc.
9920 Belward Campus Drive
Rockville, MD 20850
(240) 268-2000

PROSPECTUS
$100,000,000
Common Stock
Preferred Stock
Warrants
     We may issue and sell from time to time our common stock, preferred stock, warrants and/or units consisting of two or more of any such securities on terms to be determined at the time of sale. The preferred stock may be convertible into shares of our common stock and the warrants may be exercisable for shares of our common stock or shares of our preferred stock. We may offer these securities separately or together in one or more offerings with a maximum aggregate offering price of $100,000,000.
     We will provide a prospectus supplement each time we issue securities, specifying the specific terms of the securities being sold as well as the specific terms of that offering.
     You should read this prospectus and any prospectus supplement, including any information incorporated herein and therein, carefully before you invest.
     The securities being sold may be sold on a delayed or continuous basis directly by us, through dealers, agents or underwriters designated from time to time, or through any combination of these methods. If any dealers, agents or underwriters are involved in the sale of the securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in any prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in the applicable prospectus supplement.

     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. On November 20, 2006, the closing price of our common stock as reported on the NASDAQ Global Market was $5.28 per share. None of the other securities offered under this prospectus are publicly traded.

Investing in our securities involves a high degree of risk. See “RISK FACTORS” beginning on page 4.

This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement for the securities being sold.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is December 11, 2006.

     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

     In this prospectus, “we,” “us,” “our” and “the company” refer to Novavax, Inc., together with its subsidiary, unless the context otherwise requires.

NOVAVAX, INC.
     Novavax, Inc., a Delaware corporation, was incorporated in 1987, and is a biopharmaceutical company focused on creating differentiated, value-added vaccines that leverage the company’s proprietary virus-like particle (“VLP”) technology utilizing the baculovirus expression system in insect cells, as well as developing novel vaccine adjuvants based on Novasomes®. VLPs imitate the three-dimensional structures of viruses but are composed of recombinant proteins and, therefore, are believed incapable of causing infection and disease. Our proprietary production technology uses insect cells rather than chicken eggs or mammalian cells. We believe that this allows the company to more rapidly produce safe, effective, low-cost and therapeutic proteins. We are developing vaccines against the H5N1, H9N2 and other subtypes of avian influenza with pandemic potential and against human seasonal influenza as well as other viral diseases.
     We have also developed a drug delivery platform using micellar nanoparticle (“MNP”) technology, proprietary oil and water nanoemulsions used for the tropical delivery of drugs, which was the basis for the development of its first Food and Drug Administration-approved product, ESTRASORB®, which is a topical emulsion for estrogen therapy. In October 2005, we entered into a License Agreement and a Supply Agreement for ESTRASORB with Esprit Pharma, Inc. (“Esprit”). Under the agreements, we will continue to manufacture ESTRASORB and the licensee, Esprit, was granted an exclusive license to sell ESTRASORB in North America. In April 2006, we entered into a License and Development Agreement and a Supply Agreement with Esprit to co-develop, supply and commercialize our MNP testosterone product candidate for the treatment of female hypoactive sexual desire disorder. Esprit was granted exclusive rights to market the product in North America.
     Our strategy is to develop new product candidates based on our drug delivery technologies and to co-promote or license such products. We intend to use the cash generated by such arrangements primarily to fund our avian and seasonal flu vaccine programs, which we believe are our long-term growth drivers.
     Our principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is (484) 913-1200 and our Internet address is www.novavax.com.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and any accompanying prospectus supplement as well as other information we incorporate by reference in this prospectus and any accompanying prospectus supplement. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our securities could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS
We have repositioned ourselves from a specialty biopharmaceutical company to a biopharmaceutical company and face all the risks inherent in the implementation of a new business strategy.
     In conjunction with the sale of our prenatal and related product lines and the grant of an exclusive North American license to our lead product ESTRASORB during the second half of 2005, we have changed the focus of the company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary drug delivery and biological platforms. We cannot predict whether we will be successful in implementing our new business strategy.
     We intend to focus our research and development activities on areas in which we have particular strengths and on technologies that appear promising. These technologies often are on the cutting edge of modern science. As a result, the outcome of any research or development program is highly uncertain. Only a very small fraction of these programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious or that it raises safety concerns or has other side effects that outweigh the intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.
We must identify products and product candidates for development with our technologies and establish successful government and third-party relationships.
     Our long-term ability to generate product-related revenue depends in part on our ability to identify products and product candidates that may utilize our drug delivery and biological technologies. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to license our technologies for development of their products or product candidates. We may be unable to license our technologies to third parties for a number of reasons, including:
•	an inability to negotiate license terms that would allow us to make an appropriate return from resulting products;

•	an inability to identify suitable products or product candidates within, or complementary to, our areas of expertise; or

•	an unwillingness on the part of competitors to utilize the technologies of a competing company or disclose the existence or status of new products or products candidates under development.

     Our near and long-term viability will also depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. Establishing strategic collaborations and obtaining government funding are difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest and our products’ ability to address these areas. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not generate sufficient revenue.
     Even if we successfully establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any product candidates or the generation of any sales or royalty revenue. Reliance on such relationships also exposes us to a number of risks. We may not have the ability to control the activities of our partners and cannot assure you that they will fulfill their obligations to us, including with respect to the license, development and commercialization of products and product candidates, in a timely manner or at all. We cannot assure you that such partners will devote sufficient resources to our products and product candidates or properly maintain or defend our intellectual property rights; we also can give no assurances that our partners will not utilize such rights in such a way as to invite or cause litigation. Any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of products and product candidates, and affect our ability to realize product revenues. Disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities. If we or our partners fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our current limited sales, marketing and distribution capabilities, significantly delay the commercialization of products and product candidates.
Our success depends on our ability to maintain the proprietary nature of our technology.
     Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have over fifty U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
     There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
     Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We have limited financial resources and we are not certain that we will be able to obtain financing to maintain our operations or to fund the development of future products.
     Over the next few years we may not generate revenues from product sales, licensing fees, royalties, milestones, contract research and other sources in an amount sufficient to fund our operations, and we will therefore use our cash resources and could require additional funds to maintain our operations, continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, downsize our general and administrative infrastructure or programs, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in the company. These future offerings also could have a material and adverse effect on the price of our common stock.
We have a history of losses and our future profitability is uncertain.
     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at September 30, 2006 was $158.8 million. Our net revenues for the last three fiscal years were $7.4 million in 2005, $8.3 million in 2004 and $11.8 million in 2003. For the nine months ended September 30, 2006 and 2005, our revenues were $3.3 million and $5.1 million, respectively. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three fiscal years were $11.2 million in 2005, $25.9 million in 2004 and $17.3 million in 2003, while they were $16.9 million and $17.3 million for the nine months ended September 30, 2006 and 2005, respectively.
     Our losses have resulted from research and development expenses, sales and marketing expenses for ESTRASORB, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of ESTRASORB as we expanded our manufacturing capacity and sales and marketing capabilities, and may increase as and when we conduct additional and larger clinical trials for our product candidates. Our losses have also increased, and may continue to increase, as a result of ramped-up research and development efforts to support our development of flu vaccines. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees, royalties, milestones, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
     The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•	research and development;

•	pre-clinical testing;

•	clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.

     Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Novartis, Inc. and MedImmune Inc., among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and trials, obtaining regulatory approvals to market products, and manufacturing such products on a broad scale.
     Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeeds in obtaining approval from the Food and Drug Administration (the “FDA”) or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
     In order to effectively compete, we will have to make substantial investments in sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
The return on our investment in ESTRASORB depends in large part on the success of our relationship with Esprit and our ability to manufacture the product.
     In October 2005, we entered into a License Agreement and a Supply Agreement with Esprit Pharma for ESTRASORB. Under the License Agreement, we granted Esprit exclusive rights to market ESTRASORB in North America. In consideration for such rights, Esprit paid us $12.5 million during the first year. Novavax is also entitled to receive a royalty on all net sales of ESTRASORB as well as sales-based milestone payments.
     While our License Agreement with Esprit gives us some limited protections with respect to that company’s ESTRASORB marketing and sales efforts and, we believe, creates incentives for Esprit consistent with our own, we cannot control the amount and timing of the marketing efforts that Esprit devotes to ESTRASORB or make any assurances that Esprit’s promotion and marketing of ESTRASORB in North America will be successful. We do not have a history of working together with Esprit and cannot predict the success of the collaboration, nor can we give any assurances that Esprit will not reduce or curtail its efforts to market ESTRASORB because of factors affecting its business or operations beyond our control. Loss of Esprit as a partner in the commercialization of ESTRASORB, any dispute over the terms of or decisions regarding the License and Supply Agreements, or other adverse developments in our relationship with Esprit may harm our business and might accelerate our need for additional capital. We also can give no assurances that Esprit will be more successful than us in gaining market acceptance of ESTRASORB. Prescription trends for ESTRASORB have not met our expectations to date and Esprit will face similar obstacles to gaining market share of the estrogen therapy market, including competition from large and established companies with similar estrogen therapy products.
     Numerous companies worldwide currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. Currently, the oral and patch product segments account for approximately 75% and 15% of the market, respectively, according to 2004 Verispan data. Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Several other companies compete in the estrogen category including Berlex Laboratories, Inc., Novartis Pharma AG and Solvay Pharmaceuticals. In particular, Solvay has introduced an alcohol-based gel product, Estrogel, which is directly competitive with ESTRASORB. These and other products sold by our competitors have all achieved a degree of market penetration superior to ESTRASORB.

     In addition, under the Supply Agreement, we are obligated to supply Esprit with ESTRASORB through the manufacture of the product at our manufacturing facility in Philadelphia, Pennsylvania. We have only limited experience with the large capacity manufacturing required for the commercial sale of a product. Although we have validated our manufacturing methods for the product with the FDA, we will remain subject to that agency’s rules and regulations regarding good manufacturing practices, which are enforced by the FDA through its facilities inspection program. Compliance with such rules and regulations requires us to spend substantial funds and hire and retain qualified personnel. We face the possibility that we may not be able to meet Esprit’s supply requirements under the agreement in a timely fashion at acceptable quality, quantity and prices or in compliance with applicable regulations. If our facility fails to comply with applicable regulations, we will be forced to utilize a third party contractor to manufacture the product. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
We must utilize our manufacturing facility for products other than ESTRASORB in order to avoid operating the facility at a loss.
     Currently we are manufacturing ESTRASORB at our facility in Philadelphia, Pennsylvania and it is likely we will continue to manufacture ESTRASORB at a loss until production volumes increase or we enter into additional contract manufacturing agreements with third parties to more fully utilize our manufacturing facility’s capacity. The facility is able to accommodate much greater production than its current schedule, which, if more fully utilized, would offset the fixed costs related to the manufacturing process and facility. In addition, we are negotiating revisions to our agreements for packaging costs of ESTRASORB as well as our fixed lease costs for the manufacturing facility. If these negotiations result in higher packaging or lease costs for us, it may have a material adverse impact on future financial results.
We have not completed the development of products other than ESTRASORB and we may not succeed in obtaining the FDA approval necessary to sell additional products.
     The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is the only product developed by the company to have been approved for sale in the United States. Approval outside the U.S. may take longer or may require additional clinical trials. We have product candidates in preclinical laboratory or animal studies.
     Before applying for FDA approval to market any new drug product candidates, we must first submit an Investigational New Drug application (an “IND”) that explains to the FDA the results of pre-clinical testing conducted in laboratory animals and what we propose to do for human testing. At this stage, the FDA decides whether it is reasonably safe to move forward with testing the drug on humans. We must then conduct Phase I studies and larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA. Once these trials are complete, a New Drug Application (an “NDA”) can be filed with the FDA requesting approval of the drug for marketing.
     Vaccine clinical development follows the same general pathway as for drugs and other biologics. A sponsor who wishes to begin clinical trials with a vaccine must submit an IND describing the vaccine, its method of manufacture and quality control tests for release. Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases. Initial human studies, referred to as Phase I, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase II studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase III trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing.

     If successful, the completion of all three phases of clinical development can be followed by the submission of a Biologics License Application (a “BLA”). Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents, and to safely deliver the vaccine to the public. Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase IV studies after a BLA has been approved and the vaccine is licensed and on the market.
     These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. Regulatory authorities may also require additional testing and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do so without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.
We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
     Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment and retention, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	Institutional Review Board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	our ability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
     We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed.

     Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
     We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot assure you that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.
     As of September 30, 2006, we had $22.7 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to obtain additional funds, even when necessary to maintain adequate liquidity.
     We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.
Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
     Our ability and the ability of our licensees to successfully commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products to the market, we cannot be assured that third-party payors will pay for such products or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB currently is being sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that over time ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement, however, additional time is required to increase the number of payors who currently accept our product for reimbursement. There can be no assurance that ESTRASORB will receive similar reimbursement treatment.

     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
We may have product liability exposure.
     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.
We have made loans to certain of our directors, which could have a negative impact on our stock price.
     In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse, interest-bearing promissory notes in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. As of September 30, 2006, accrued interest receivable related to the borrowing was $340,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected. Our corporate governance policies have been revised and our 2005 Stock Incentive Plan prohibits any additional loans or guarantees to directors.
RISKS RELATED TO OUR SECURITIES
The price of our common stock has been and may continue to be volatile.
     Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2005, our common stock traded in a range from $0.70 to $6.01. Between January 1, 2006 and November 20, 2006, our common stock traded in a range from $2.84 to $8.39. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization, biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	governmental agency actions including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing;

•	our ability to obtain government contracts to develop vaccines and other biological products and technologies; and

•	our ability to develop additional products, including biologicals and vaccines.
     In addition, the occurrence of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock.

The conversion of our outstanding convertible debt, and the issuance of shares of our common stock upon conversion or exercise of preferred stock and/or warrants or in future offerings would cause dilution of existing security holders’ interests in the company and may cause the price of our common stock to go down.
     As of September 30, 2006, we had outstanding convertible notes in the aggregate principal amount of $22,000,000 that as of such date were convertible into an aggregate of 4,029,304 shares of our common stock. The issuance of shares of our common stock upon conversion of such notes, as well as in connection with future capital raising activities, would cause immediate and potentially substantial equity dilution for existing stockholders and the price of our common stock could be subject to significant downward pressure.
We have never paid dividends on our capital stock, and we do not anticipate paying any such dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing and any future debt may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are permitted and paid.
Provisions of our Certificate of Incorporation and By-laws, Delaware law, and our Shareholder Rights Plan could delay or prevent the acquisition of the company, even if such acquisition would be beneficial to stockholders, and could impede changes in our Board.
     Provisions of Delaware corporate law and our organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, the company. Moreover, our shareholder rights plan empowers our Board to delay or negotiate, and thereby possibly thwart, any tender offer or takeover attempt the Board opposes. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of our Board in any one year. These provisions include the right of the Board to issue preferred stock with rights senior to those of the common stock without any further vote or action by stockholders, the existence of a staggered Board with three classes of directors serving staggered three-year terms, advance notice requirements for stockholders to nominate directors and make proposals, and a Delaware statutory provision prohibiting certain transactions between Novavax and interested stockholders.

ABOUT THIS PROSPECTUS
     This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC” or “Commission”). By using a shelf registration statement, we may, from time to time, issue and sell in one or more series or classes our common stock, preferred stock and/or warrants in one or more offerings up to an aggregate maximum offering price of $100,000,000 (or its equivalent in foreign or composite currencies). Each time we sell any of our securities, we will provide a prospectus supplement that will contain more specific information about the offering and the terms of the securities being sold. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference.
     This prospectus and the prospectus supplements provide you with a general description of the company and our securities; for further information about our business and our securities, you should refer to the registration statement, the reports incorporated by reference in this prospectus, as described in “Where You Can Find More Information.”
     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include but are not limited to statements regarding usage of cash, product sales, future product development and related clinical trials, and future research and development, including FDA approval of our product candidates. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in or implied by the forward-looking statements. These risks, uncertainties and other factors are discussed in the “Risk Factors” section and elsewhere in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) and include, among other things, the following:
•	general economic and business conditions;

•	ability to enter into future collaborations with industry partners;

•	competition;

•	unexpected changes in technologies and technological advances;

•	ability to obtain rights to technology;

•	ability to obtain and enforce patents;

•	ability to commercialize and manufacture products;

•	ability to maintain commercial-scale manufacturing capabilities;

•	results of clinical studies;

•	progress of research and development activities;

•	business abilities and judgment of personnel;

•	availability of qualified personnel;

•	changes in, or failure to comply with, governmental regulations;

•	ability to obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity financings or otherwise; and

•	other factors referenced in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein).
     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.

USE OF PROCEEDS
     Except as otherwise described in an applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, which may include:
•	clinical development of VLP-based avian and seasonal flu vaccines, including the development of appropriate adjuvants, and demonstration of large-scale production capabilities, for such vaccines;

•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies;

•	expansion of and investment in our research and development facilities, including compliance with current Good Manufacturing Practices (cGMP) and Good Laboratory Practices (GLP) rules and regulations; and

•	general working capital.
     Each time we issue securities, we will provide a prospectus supplement that will contain information about how we intend to use the proceeds from each such offering.
     At this time, we have not determined the specific uses of any offering proceeds, or the amounts we plan to spend on any particular use or the timing of such expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us or our partners. Pending application of the net proceeds from any particular offering, we intend to invest such proceeds in short-term, interest-bearing, investment-grade securities.
     We cannot guarantee that we will receive any proceeds in connection with any offering hereunder because we may choose not to issue any of the securities covered by this prospectus.

PLAN OF DISTRIBUTION
     We may sell the securities being offered hereby from time to time in one or more of the following ways:
•	through one or more underwriters,

•	through dealers, who may act as agents or principal (including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction),

•	directly to one or more purchasers,

•	through agents,

•	in privately negotiated transactions, and

•	in any combination of these methods of sale.
     We will set forth in a prospectus supplement the terms of the offering of securities, including:
•	the name or names of any agents, underwriters or dealers,

•	the terms of the securities being offered, including the purchase price and the proceeds we will receive from the sale,

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any over-allotment options under which underwriters may purchase additional securities from us, and

•	any discounts or concessions allowed or reallowed or paid to dealers.
     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.
     Underwriters, dealers, agents and others that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”) and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers, agents and others and will describe their compensation. We may have agreements with underwriters, dealers, agents and others to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and others may engage in transactions with or perform services for us in the ordinary course of their businesses. We have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or other parties regarding the sale of securities. As of the date of this prospectus, there were no special selling arrangements between any broker-dealer or other person and the company. No period of time has been fixed within which the securities will be offered or sold.
     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or unless we have complied with an exemption from any registration or qualification requirements.

Agents
     We may designate agents who agree to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Unless the prospectus supplement provides otherwise, agents will act on a best efforts basis for the period of their appointment. Agents may receive compensation in the form of commissions, discounts or concessions from us. Agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular agent will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions.
Underwriters
     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Unless the prospectus supplement provides otherwise, underwriters will be obligated to purchase all of the securities offered by the prospectus supplement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship, and we may offer the securities to the public through an underwriting syndicate or through a single underwriter. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship and underwriting arrangement.
Dealers
     We also may sell securities to a dealer as principal. If we sell our securities to a dealer as a principal, then the dealer may resell those securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.
Direct Sales and Institutional Purchases
     We may also sell securities directly to one or more purchasers, in which case underwriters or agents would not be involved in the transaction.
     Further, we may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in an applicable prospectus supplement.
Stabilization Activities
     Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Such activities may cause the price of the securities to be higher than they would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the NASDAQ Global Market or otherwise.

Passive Market Making
     Any underwriters who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions on the NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
Costs
     We will bear all costs, expenses and fees in connection with the registration of the securities, as well as the expense of all commissions and discounts, if any, attributable to sales of the securities by us.

DESCRIPTION OF OUR CAPITAL STOCK
     Set forth below is a summary of the material terms of our capital stock. This summary is not complete. We encourage you to read our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated By-laws (the “By-laws”) that we have previously filed with the SEC. See “Where You Can Find More Information.”
General
     Our authorized capital stock consists of: (i) 100,000,000 shares of common stock, par value $.01 per share, of which 61,684,361 shares were outstanding as of November 15, 2006, and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.
Common Stock
     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present.
     Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably the net assets of the company available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.
     Holders of our common stock are not entitled to pre-emptive rights or any rights of conversion. Shares of our common stock are, and the shares being distributed in this offering will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.
     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. On November 20, 2006, the closing price of our common stock as reported on the NASDAQ Global Market was $5.28 per share.
     Our registrar and transfer agent for all shares of common stock is Computershare Limited, 250 Royall Street, Canton, MA 02021.
Preferred Stock
     The Board of Directors may, without further action by the stockholders of the company, issue preferred stock in one or more series and fix the rights and preferences thereof. Our Certificate of Incorporation grants the Board of Directors authority to issue preferred stock and to determine its rights and preferences without the need for further stockholder approval to eliminate delays associated with a stockholder vote on specific issuances.
     Examples of rights and preferences the Board of Directors may fix include dividend rights, dividend rates, conversion rights, voting rights, pre-emptive rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the company. The rights of holders of our common stock, described above, will be subject to, and may be adversely affected by, the rights of any preferred stock that we may designate and issue in the future.

     The terms of any particular series of preferred stock will be described in the prospectus supplement relating to the offering of shares of that particular series of preferred and may include, among other things:
•	the title and stated value;

•	the number of shares authorized;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date, and method of calculation (including whether cumulative or non-cumulative);

•	terms and amount of any sinking fund;

•	provisions for redemption or repurchase, if applicable, and any restrictions on the ability of the company to exercise such redemption and repurchase rights;

•	conversion rights and rates, if applicable, including the conversion price and how and when it will be calculated and adjusted;

•	voting rights, if any;

•	preemptive rights, if any;

•	restrictions on sale, transfer and assignment, if any;

•	the relative ranking and preferences of the preferred stock; and

•	any other specific terms, rights or limitations of, or restrictions on, such preferred stock.
     Please also refer to the description of our Shareholder Rights Plan, below, for a discussion of the company’s Series D Junior Participating Preferred Stock.
Shareholder Rights Plan
     We have adopted a Shareholder Rights Plan pursuant to which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right, once exercisable, entitles the holder to purchase from us one one-thousandth (1/1,000th) of a share of Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”), at a price of $40.00, subject to certain adjustments.
     The rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day which is the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired beneficial ownership of 15% or more of the outstanding voting stock of the company, and (ii) the tenth business day after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an “acquiring person” as defined in the rights plan. The rights expire at the close of business on August 7, 2012, unless earlier redeemed or exchanged by us as described below.
     Unless the rights are earlier redeemed, in the event that a person or group becomes an “acquiring person,” the rights plan provides that proper provisions will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will thereafter have the right to receive, upon payment of the exercise price, that number of shares of the Series D Preferred Stock having a fair market value determined in accordance with the rights plan at the time of the transaction equal to approximately two times the exercise price (such value to be determined with reference to the fair market value of our common stock as provided in the plan).

     In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an acquiring person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights plan provides that proper provision will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the rights plan equal to approximately two times the exercise price.
     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board may exchange the rights, in whole or in part, for that number of shares of the Series D Preferred Stock having a fair market value on the date such person or group became an acquiring person equal to the excess of (i) the fair market value of Series D Preferred Stock issuable upon the exercise of the rights over (ii) the exercise price of the rights, in each case subject to anti-dilution adjustments.
     At any time prior to the close of business on the tenth business day after there has been a public announcement that a person has become an acquiring person or such earlier date as a majority of the Board shall become aware of the existence of an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.001 per right. Immediately upon the effective time of such Board action, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.
     For as long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights in any manner, including extending the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such.
Provisions of our Certificate of Incorporation and By-laws and Delaware Law
     Certain provisions of our Certificate of Incorporation and By-laws may be deemed to have an anti-takeover effect and may prevent, delay or defer a tender offer or takeover attempt that a stockholder may deem in his, her or its best interest. The existence of these provisions also could limit the price that investors might be willing to pay for our securities. They include:
     Staggered Board, Removal of Directors and Charter Amendments relating to the Board
     Our Certificate of Incorporation and By-laws provide for the division of our Board of Directors into three classes, with no one class having more than one director more than any other class, serving staggered three year terms. Our By-laws further provide that directors may be removed only for cause by the affirmative vote of the holders of 2/3 of the shares of capital stock of the company issued and outstanding and entitled to vote. Moreover, our Certificate of Incorporation provides that any amendments to the charter relating to the number, classes, election, term, removal, vacancies and related provisions with respect to the Board may only be made by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. These provisions may have the effect of making it more difficult for a third party to acquire control of Novavax, or of discouraging a third party from acquiring control of the company.
     Authorized but Unissued Shares
     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ Stock Market. These additional shares may be utilized for a variety of corporate purposes. In particular, although our Board of Directors has no present intention to do so, it could issue shares of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, proxy contest or other takeover attempt. Our Board may determine that the issuance of such shares of preferred stock is in the best interest of the company and our stockholders. Such issuance could discourage a potential acquiror from making an unsolicited acquisition attempt through which such acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then-current market price.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our By-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice of such stockholder’s intention in writing. To be timely, a stockholder’s notice must be received not less than 60 nor more than 90 days prior to the meeting at which such candidate or proposal is to be considered. However, if the company does not give prior notice or make public disclosure of the date of the meeting at least 70 days’ prior to the meeting date, notice is considered timely if it is received no later than the close of business on the 10th day following the date on which such notice was given or public disclosure was made (whichever occurred first). If a stockholder desires to have a proposal included in the company’s proxy statement, notice of such proposal must be received not less than 120 days prior to the first anniversary of the date of the company’s notice of the previous year’s annual meeting. These advance notice provisions may preclude stockholders from bringing matters before a meeting or from making nominations for directors.
     Special Meetings of Stockholders
     Our By-laws provide that special meetings of stockholders may be called by the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by the Board of Directors, with no provision for any right of stockholders to call such meetings. Further, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting.
     Section 203 of the General Corporation Law of the State of Delaware
     We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statutory provision could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire the company.

DESCRIPTION OF OUR WARRANTS
     This description summarizes only the terms of any warrants that we may offer under this prospectus and related warrant agreements and certificates. You should refer to the warrant agreement, including the form of warrant certificate representing the warrants, relating to the specific warrants being offered for complete terms, which will be described and included in an accompanying prospectus supplement. Such warrant agreement, together with the warrant certificate, will be filed with the SEC in connection with the offering of the specific warrants.
     We may issue warrants for the purchase of common or preferred stock. Warrants may be issued independently or together with common or preferred stock, and may be attached to or separate from any offered securities.
     We will evidence each series of warrants by warrant certificates that we will issue under a separate warrant agreement. We may enter into the warrant agreement with a warrant agent and, if so, we will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to the particular series of warrants.
     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the series. Those terms may include:
•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price of such warrants may be payable;

•	the terms of the securities issuable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	the price at which the securities issuable upon exercise of such warrants may be acquired;

•	the dates on which the right to exercise such warrants will commence and expire;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security or principal amount of such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange or exercise of such warrants.
     The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

     The company currently does not have any outstanding warrants.
Exercise of Warrants
     Each warrant will entitle its holder to purchase the number of shares of common or preferred stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement. We will set forth on the reverse side of the applicable certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver upon exercise.
     Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.
Enforceability of Rights by Holders of Warrants
     Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, such holder’s warrants.
     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends.

DESCRIPTION OF OUR UNITS
     We may issue units comprised of two or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under units agreements to be entered into between us and a bank or trust company, as unit agent, as detailed in the prospectus supplement relating to units being offered. The prospectus supplement will describe:
•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units will be issued in fully registered or global form.
     The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under the heading “Where You Can Find Additional Information”.

DIVIDEND POLICY
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.
LEGAL MATTERS
     Certain legal matters with respect to the securities offered hereby have been passed upon by Ballard Spahr Andrews & Ingersoll, LLP.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports and other information with the SEC. These reports and other information are not incorporated by reference in this prospectus and do not form a part of this prospectus except as stated below under “Incorporation of Certain Information by Reference.” You may read and copy these reports and other information filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, for a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for more information about the operation of the public reference room. Our filings with the SEC are also available to you over the Internet at the SEC’s web site at http://www.sec.gov. The company’s web site is http://www.novavax.com.
     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. Materials we file can also be inspected at the offices of NASDAQ Operations at 1735 K Street, Washington, D.C. 20006.
     We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the registration statement) with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents containing such information. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information and information contained in documents filed earlier with the Commission. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents we are incorporating by reference are:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

2.	Quarterly Reports on Form 10-Q for the quarters ended:
a.	March 31, 2006;

b.	June 30, 2006; and

c.	September 30, 2006;
3.	Current Reports on Form 8-K filed with the SEC on March 1, 2006 (Items 1.01 and 9.01); March 21, 2006 (Items 1.01 and 9.01); April 21, 2006 (Items 4.01 and 9.01); May 19, 2006 (Item 5.02); May 26, 2006 (Items 5.02 and 9.01); July 12, 2006 (Item 3.01); August 17, 2006 (Items 1.01, 5.02 and 9.01); and September 7, 2006 (Items 5.02 and 9.01);

4.	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on April 26, 2006, as filed with the SEC on March 23, 2006; and

5.	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995.
     You may request a copy of any and all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates) at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 508 Lapp Road, Malvern, Pennsylvania 19355; (484) 913-1200. Attn: Jeffrey W. Church.